January 30, 2012

Via EDGAR Correspondence

Mr. Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:  HSBC Finance Corporation
        Form 10-K for Fiscal Year Ended December 31, 2010
        Form 10-Q for Fiscal Quarter Ended June 30, 2011
        Form 10-Q for Fiscal Quarter Ended September 30, 2011
        File No. 001-08198

Dear Mr. Pande:

This letter is the response of HSBC Finance Corporation (the “Company” or “HSBC Finance”) to the comment letter issued by your office dated January 18, 2012 with respect to the HSBC Finance Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) and Quarterly Reports for the quarters ended June 30, 2011 (the “June 2011 Form 10-Q”) and September 30, 2011 (the “September 2011 Form 10-Q”). We have printed your comments below in bold type, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies and New Accounting Pronouncements, page 135

Provision for Credit Loss Reserves, page 137

1.  We note your response to comment two from our letter dated September 28, 2011. Specifically noting that $4.9 billion of second lien mortgages held as of June 30, 2011, only $500 million were to borrowers where you also held or serviced the first lien mortgage, please address the following:

•
In your response, you state that for second lien mortgages where you also hold or service the first lien loan, in the event the status of the first lien loan is more delinquent than the second lien mortgage, the higher delinquency is also assumed for the second lien mortgage for purposes of determining the allowance for loan losses. Please tell us the percentage of your total loan portfolio which fits this criteria (i.e. first lien delinquency greater than second lien). If the percentage is significant, in light of your use of a roll rate methodology to determine loan losses for these types of loans, please revise your future filings to clearly disclose that fact.

Response:

In our response dated October 12, 2011, we noted that at June 30, 2011, we held $4.9bn of second lien mortgages, of which $0.5bn were to borrowers with first lien mortgages held or serviced by us and as such, we were able to track delinquency status of such related first lien mortgage loans. Approximately 6 percent of the second lien mortgages within the total of $0.5bn loans outstanding where the first lien mortgage loan was 90 days or more delinquent were less than 90 days delinquent and not considered to be a troubled debt restructure, or already recorded at fair value less costs to sell. The relatively small percentage of borrowers where the first lien mortgage loan is 90 days or more delinquent and the second lien mortgage loan is not aligns with our expectations as we would not expect borrowers to stop paying their first lien mortgage loans and continue to pay their second lien mortgage loans. We continue to monitor this relationship on a quarterly basis and note this percentage has decreased further at December 31, 2011.

As requested, in future filings, we will make disclosure similar to the following:

“Approximately 6 percent of our second lien mortgages where the first lien mortgage is held or serviced by us and has a delinquency status of 90 days or more delinquent were less than 90 days delinquent and not considered to be a troubled debt restructure, or already recorded at fair value less cost to sell.”

•
You state in your response that for second lien mortgages where you do not hold or service the related first lien loan you determine the allowance for loan losses based solely on a roll rate migration analysis. Considering the trend noted above related to delinquency data for second lien mortgages where you also hold or service the first lien loan, for second lien mortgages where you do not hold or service the first lien loans, please tell us how you concluded that the delinquency data used in your roll rate methodology materially captured the risk of loss for these loans in a timely manner. As part of your response, please tell us whether you considered using the data obtained regarding the deliquency status of the first lien loans when you hold or service the first liens as a proxy for the delinquency status of the first liens where you do not own or service them.

        Response:

As described above, the trend related to delinquency data is substantially consistent between first and second lien loans when we are the servicer for both. Because the data is substantially consistent, we do not believe it is necessary to adjust our existing roll rate model in order to capture risk of loss for these loans in a timely manner. As mentioned in our response dated October 21, 2011, we believe the delinquency data used in our roll rate methodology materially captures the risk of loss for second lien loans in a timely manner.  A key factor in this determination is whether the underlying roll rates and loss rates in the model are deteriorating, stable, or improving. To the extent these factors are stable, the propensity to default and loss severity associated with default as measured by the model should be an accurate predictor of incurred losses. Over the past two years, the roll rates and loss rates for second lien mortgage loans have generally been improving although the rate of improvement in these factors has slowed in 2011 resulting in an overall stable to slightly improving trend, as opposed to the recent trend in first lien roll rates where we have noticed some deterioration. In addition, it is important to note that the second lien portfolio has been in run-off since early 2009 and, therefore, most vintages are past their peak losses in the vintage loss curves and the inherent volatility associated with the credit performance of new originations is no longer present.

In establishing our allowance for credit losses for second lien loans, we considered whether we should use the data obtained regarding delinquency status on loans where we hold or service both the first lien and second lien mortgage loans as a proxy for the delinquency status of the first lien mortgage loans we do not own or service. Due to the small size of the second lien loan population where we have this information relative to our total population of second lien mortgage loans, we determined we did not have enough evidence to support making this correlation.  Instead, in evaluating the overall reasonableness and adequacy of our allowance for credit losses for second lien loans determined by our methodology, we considered recent trends in charge-off and delinquency as well as key coverage ratios such as allowance to non-performing loans and allowance to two-months-and-over contractual delinquency as a means of confirming that our methodology adequately captured incurred losses for this portfolio in all material respects and resulted in an appropriate level of allowance for credit losses.

•	Please also tell us whether you obtain or have considered obtaining FICO scores, credit bureau data or any other information that would provide for a more precise allowance for loan loss.

Response:

As part of our fourth quarter credit loss reserving process, we began reviewing updated FICO scores for these second lien mortgage customers to determine whether such information would be useful in evaluating overall adequacy of our allowance for credit losses. We noted that the overall change in FICO scores was not significant and generally improving and therefore would not provide any additional evidence of impairment that was not already captured by our existing methodology. We will continue to review FICO scores as part of our regular process in future reporting periods and will incorporate this information into our credit loss reserving process in the event significant changes to FICO scores occur.

•
Separately disclose in your future filings differences in credit quality performance of second lien mortgages differentiating between those for which you hold or service the related first lien mortgages from those you do not. Please also separately disclose these loan balances along with differences in underlying credit quality.

Response:

As discussed in our response to the second bullet above, we are no longer originating second lien loans and this portfolio has been in run-off since early in 2009. The second lien book is a relatively small portion of total loans, representing approximately 8 percent of total loans outstanding and approximately 5 percent of total non-performing receivables at June 30, 2011. Also, considering that at June 30, 2011, over 90 percent of the second lien loans outstanding were to borrowers where we did not own or service the first lien loans, any split of the detailed credit quality information on second lien loans already provided in our filings into the buckets described by the Staff would mathematically result in credit quality statistics for loans where we do not own or service the first lien mortgage, such as delinquency, charge-off and non-performing, to be substantially similar to what is already being provided in total. In consideration of these factors, we do not propose to provide this additional disclosure as we do not believe this additional detailed split would be particularly useful or material information to our debt investors or preferred shareholders.

•
Please consider disclosing the amount/percentage of second lien mortgages that are currently not in amortizing state and therefore can pay a contractual minimum interest amount in order to keep the loan current.

Response:

At June 30, 2011, approximately $2.8 million (less than 1 percent of our second lien mortgages) were subject only to a minimum monthly interest payment and as such, we believe, is not material enough to separately disclose. We draw the Staff’s attention to page 69 of our June 30, 2011 Form 10-Q where we disclose all interest only mortgage loans outstanding in total.

•	Please revise your future filings to disclose that once you determine that a second lien mortgage is likely to default, the loss severity assumed is close to 100 percent.

Response:

      As requested, we will include disclosure similar to the following in future filings:

      “Once we determine a second lien mortgage loan is likely to progress to charge-off, the loss severity assumed in establishing our allowance for credit losses is close to 100%.”

•
Consider revising your future filings to include a risk factor addressing the fact that you or your affiliates do not own or service the first lien mortgages that are senior to the $4 billion of your second lien mortgages held as of June 30, 2011 along with the related credit quality risks inherent in this portfolio.

Response:

As noted above, we believe our roll rate methodology adequately captures incurred losses for second lien mortgage loans in a timely manner and results in an appropriate level of allowance for credit losses in all material respects. Our 2010 Form 10-K includes a risk factor on page 20 which addresses the use of estimates and judgments by management including determining loan loss reserves and the risk of additional losses that could result if historical roll rates prove not to be predictive of future losses.   As requested, we will revise this risk factor in future filings to specifically incorporate reference to second lien loans with first lien mortgages that we do not own or service. Below is a draft of the applicable paragraph of the updated risk factor from 2010 to include reference to these loans that will be included in our 2011 Form 10-K:

Management projections, estimates and judgments based on historical performance may not be indicative of our future performance. Our management is required to use certain estimates in preparing our financial statements, including accounting estimates to determine loan loss reserves, reserves related to litigation, deferred tax assets and the fair market value of certain assets and liabilities, including goodwill and intangibles, among other items. Certain asset and liability valuations and, in particular, loan loss reserve estimates are judgmental and are influenced by factors outside our control. Judgment remains a more significant factor in the estimation of inherent probable losses in our loan portfolios, including second lien loans with first lien mortgages that we do not own or service.  To the extent historical averages of the progression of loans into stages of delinquency and the amount of loss realized upon charge-off are not predictive of future losses and management is unable to accurately evaluate the portfolio risk factors not fully reflected in historical models, unexpected additional losses could result.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 5, Receivables, page 17

2.
We note on page 19 that as a result of the adoption of ASU 2011-2 during the third quarter of 2011, applied retrospectively to restructurings occurring on or after January 1, 2011, you do not consider receivables modified for periods of three months or less or first time early stage delinquency re-ages where the customer has not been granted a prior re-age since the first quarter of 2007 to be troubled debt restructurings. Please address the following as it relates to these modifications:

•	Tell us in detail the key factors you consider to conclude that these modification terms result in a delay in payment terms that is insignificant.
    Response:

Our modification programs that provide interest rate reductions for periods of time of less than three months are not widely used programs and are considered to be insignificant. In order to ease the administrative burden associated with excluding such a small population, we ultimately decided to include these loans in our TDR population at September 30, 2011 and overlooked removing the related disclosure. We will update the language in our 2011 Form 10-K to eliminate the reference to excluding such loans from our TDR disclosures.

We also concluded that first time early stage delinquency re-ages, which generally result in the equivalent of two payments being deferred, could be excluded from TDR classification as the contractual payment deferrals were deemed to be insignificant. With the significant majority of loans modified in this program being 30 year mortgage loans, we concluded that the delay of two contractual payments out of 360 contractual payments were generally determined to be insignificant as compared to the unpaid principal balance and interest expected to be paid on these loans. In determining whether a loan was a first-time re-age, we determined that no other modifications had been granted since 2007 as it was not feasible to research these loans earlier than that date and we still expect to receive all original contractual amounts due.

        • Tell us if you assess whether the value of collateral is sufficient to cover the contractual amount due.

Response:

Since our analysis of these loans was focused on repayment of the amounts due from the individual borrower, we did not assess the value of the collateral as the primary form of payment. ASC 310-40-15-13 requires a company to consider the current value of the collateral when it is expected that repayment of principal at the original maturity date is primarily dependent on the value of the collateral.

•	Tell us if you assess whether the modified terms are sufficient to cover the contractual amount due.

Response:

In determining whether the modified terms were sufficient to cover the contractual  amount due, we considered the fact that loans which were granted a first time early stage re-age are required to continue making their payments at the original contractual interest rate. In this regard, although we will no longer receive the contractual amounts due as originally scheduled, we still expect to receive all original contractual amounts due.

In connection with the responses provided above, HSBC Finance hereby acknowledges that:

•	HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and
•	HSBC Finance may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses contained in this letter or the referenced filings, please call Mick Forde, Senior Vice President and Deputy General Counsel of HSBC Finance Corporation at (224) 544-2945 or Mike Reeves, Executive Vice President and Chief Financial Officer of HSBC Finance Corporation at (831) 755- 6671.

Sincerely,

/s/ MIKE REEVES
Michael A. Reeves
Executive Vice President and Chief Financial Officer
HSBC Finance Corporation